

September 21, 2022

Emmanuel Babeau
Chief Financial Officer
Philip Morris International Inc.
120 Park Avenue
New York, NY 10017

> **Re: Philip Morris International Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response Dated September 2, 2022**
> **File No. 001-33708**

Dear Mr. Babeau:

　　We have reviewed your September 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2022 letter.

Response Dated September 2, 2022

Risk Factors, page 6

1.　　We note your response to prior comment two and reissue in part. Describe the material effects of other transition risks related to climate change you have considered, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes. Your response should describe how you considered providing disclosure regarding the effects of the transition risks most relevant to your business, such as the risks of increasing costs of sourcing and increasing costs for suppliers due to market changes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

2. We note your response to prior comment seven and reissue in part. Please discuss the potential for indirect weather-related impacts that have affected or may affect your customers.

3. We note your response to prior comment eight and the amount incurred for fiscal year 2021. Please quantify any compliance costs related to climate change for fiscal years 2019 and 2020.

     Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at (202) 551-7844 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Suzanne Rich Folsom